UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with Article 157, §4º of Law n. 6.404/76 and CVM Rule n. 358/02, announces to its shareholders and to the market in general that its indirect controlled company, CPFL Energias Renováveis (“CPFL Renováveis”) informed that it received on February 20th, 2018, the Official Letter n. 41/2018/CVM/SRE/GER-1, herein attached, communicating the decision of the Superintendence of Securities Registries (Superintendência de Registro de Valores Mobiliários – SRE) of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), rendered within the registration proceedings of the public tender offer due to the indirect transfer of CPFL Renováveis’ control.

CPFL Energia informs, in addition, that CPFL Renováveis communicated that it also received from the offeror, State Grid Brazil Power Participações S.A., the information that it will appeal against such decision.

CPFL Energia will inform its shareholders and the market in general of any relevant developments regarding the matter reported herein that are communicated to the Company.

Campinas, February 21st, 2018.

Gustavo Estrella

Chief Financial and Investor Relations Officer

“Official Letter 41/2018/CVM/SRE/GER-1

Rio de Janeiro, February 20, 2018

To Mr.

Cleomar Parisi

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitshek nº 2.041 e 2.235 (bloco A), 24º andar

São Paulo – SP

CEP.: 04543-011

E-mail: cparisi@santander.com.br

E-mail (Offeror): shenqinjing@stategrid.com.cn

E-mail (BM&FBovespa): ana.pereira@b3.com.br; maiara.madureira@b3.com.br; marcelo.heliodorio@b3.com.br; emissores@b3.com.br; nelson.ortega@b3.com.br

E-mail (Legal Advisor): carlosaugusto.junqueira@souzacescon.com.br

E-mail (CPFL Energias Renováveis S.A.): ri@cpflrenovaveis.com.br

Subject: Public Tender Offer for the transfer of control of CPFL Energias Renováveis S.A. – CVM Case 19957.001656/2017-25

Dear Sir,

1. This Official Letter refers to the letters filed with the CVM on January 19, 2018, in response to Official Letter 427/2017/CVM/SRE/GER-1 (“Official Letter”), in connection with the request for registration of the public tender offer (“Offer”) for transfer of control of CPFL Energias Renováveis S.A. (“Company” or “CPFL Renováveis”).

 2. After conducting an analysis based on the documentation submitted through the aforementioned letters, in accordance with Report 6/2018-CVM/SRE/GER-1 (attached), we concluded that the valuation report ("Valuation Report"), prepared by Banco Fator S.A. ("Valuator"), in connection with the Offer, contains assumptions that we do not consider reasonable, for which reason we understand that it is not possible to conduct the calculated price consistency test using the “Justified Statement of Price" (document submitted to justify the price attributed to the Company for the indirect transfer of its control) based on said report.

3. Furthermore, after activities conducted by this technical area to verify the consistency of the price attributed to the Company through the Justified Statement of Price, using a series of objective criteria based on neutral data available at the time of the transfer of control of the Company ("Transaction"), and without any need for changes potentially involving value judgments, we were able to obtain the results summarized in the following table:

4. Based on these results, we concluded that the price per share resulting from the Justified Statement of Price for CPFL Renováveis (R$12.20) is not supported by any of the prices arrived at by applying the criteria adopted above. Therefore, within reason, we believe that the price that will guarantee the non-controlling shareholders of the Company treatment equitable to that given to the former controlling shareholder in connection with the transfer of control is, at minimum, equal to or less than the amounts arising from said criteria, which, in this case, refers to the target prices published in the reports prepared by the market analysts that valued the two companies prior to the Transaction (R$16.69).

5. Therefore, we determined that the Offering documentation reflecting this understanding, together with the marked versions, must be resubmitted, in accordance with Paragraph 5, Article 9 of CVM Instruction 361/02, and that said versions be submitted electronically via the address: ger-1@cvm.gov.br.

6. Furthermore, we determined that the Company must immediately publish the decision referred to in this Official Letter, in accordance with its information disclosure policy.

7. Lastly, we inform that the deadline for compliance with this Official Letter is March 22, 2018 and that the response hereto should refer to CVM Case 19957.001656/2017-25. 8. If you need any additional clarifications, contact Mr. Diogo Luís Garcia at the telephone +55 (21) 3554 -8500.

Sincerely,

RAUL DE CAMPOS CORDEIRO DOV RAWET

Registries Manager-1

Superintendent of Securities Registries

DOV RAWET

Superintendent of Securities Registry

/DLG

c.c. SEP

Attached: Release nº 6/2018-CVM/SRE/GER-1”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 21, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.